NOTICE OF ANNUAL AND SPECIAL MEETING

TO BE HELD ON FRIDAY, MAY 15, 2009

NOTICE IS GIVEN THAT the annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Royal Room at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Friday, May 15, 2009 at 10:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the financial statements of the Trust for the year ended December 31, 2008 and the auditors’ report thereon;

2.

to appoint the auditors for the Trust for the ensuing year and to authorize the board of directors of Enterra Energy Corp.  (“Enterra”) to fix their remuneration as such;

3.

to appoint the Trustee for the Trust;

4.

to set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at six;

5.

to elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed;

6.

to consider and approve all unallocated entitlements under the trust unit option plan and the restricted unit and performance unit incentive plan of the trust Plans;

7.

to consider and approve the Trust Unit consolidation and;

8.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular dated April 1, 2009, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2008, including the auditors’ report thereon, are included in the Trust’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@enterraenergy.com.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on March 31, 2009 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Dated April 1,  2009.

By order of the board of directors of Enterra Energy Corp., administrator of Enterra Energy Trust
Signed “Peter Carpenter”
Peter Carpenter
Chairman